AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

CROWN MEDIA HOLDINGS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
OPTIONS TO PURCHASE CLASS A COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
228411 10 4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

MARK R. LEVY
HOLLAND & HART LLP
555 SEVENTEENTH STREET SUITE 3200
DENVER, COLORADO 80202-3979
(303) 295-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 1. SUMMARY TERM SHEET
ITEM 4. TERMS OF THE TRANSACTION
ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS
EX-99.(a)(11) Supplement No 1 to Offer to Exchange
EX-99.(a)(12) Form of Cover Letter to Supplement

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2003, relating to the offer by the Company to exchange options to purchase shares of the Company’s Class A Common Stock for restricted stock units.

     In addition, the Company specifically disclaims any requirement that a participant certify, or any certification by a participant, in the letter of Transmittal or otherwise that the participant has “read” the Offer to Exchange.

ITEM 1. SUMMARY TERM SHEET

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 30, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference and the information set forth under “I. Amendment to Summary Term Sheet – Question No. 7 in Supplement No. 1, dated May 19, 2003, to the Offer to Exchange and attached hereto as Exhibit (a)(11) (“Supplemental No. 1”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  The information set forth in the Offer to Exchange under the Offer to Exchange, Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference and the information set forth under “II. Amendment to Section 3. Procedures for Electing to Exchange Options, “III. Amendment to Section 5. Acceptance of Options for Exchange and Issuance of Restricted Stock Units,” “IV. Amendment to Section 6. Conditions of the Offer,” “V. Amendment to Section 13. Material U.S. Federal Income Tax Consequences”, “VI. Amendment to Section 18. Extension of Offer; Termination; Amendment” and “VII. Amendment to Table of Contents” in Supplement No. 1 is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)	(1)	*Offer to Exchange, dated April 30, 2003.

(2)	*Form of Letter of Transmittal.

(3)	*Form of Restricted Stock Unit Agreement.

(4)	*Form of Election Withdrawal Notice.

(5)	*Form of Letter to Eligible Option Holders.

(6)	*Form of Acceptance.

(7)	*Form of Reminder Notice.

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(8)	*Form of Information to be Provided to Eligible Employees.

(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated herein by reference) (SEC File No. 000-30700).

(10)	The Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 30, 2003 for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).

(11)	Supplement No. 1, dated May 19, 2003, to Offer to Exchange, dated April 30, 2003.

(12)	Form of Email Cover Letter to Supplement No. 1.

     (b)  Not applicable.

     (d)  (1) The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).

     (g)  Not applicable.

     (h)  Not applicable.

*	Previously filed as an exhibit to Schedule TO filed with the Commission on April 30,2 003.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CROWN MEDIA HOLDINGS, INC.

By:	/s/ DAVID J. EVANS

David J. Evans
President and Chief Executive Officer

Date: May 19, 2003

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INDEX TO EXHIBITS

EXHIBIT
NUMBER

(a)	(1)	*Offer to Exchange, dated April 30, 2003.

(2)	*Form of Letter of Transmittal.

(3)	*Form of Restricted Stock Unit Agreement.

(4)	*Form of Election Withdrawal Notice.

(5)	*Form of Letter to Eligible Option Holders.

(6)	*Form of Acceptance.

(7)	*Form of Reminder Notice.

(8)	*Form of Information to be Provided to Eligible Employees.

(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference) (SEC File No. 000-30700).

(10)	The Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2003, for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).

(11)	Supplement No. 1, dated May 19, 2003, to Offer to Exchange, dated April 30, 2003.

(12)	Form of Email Cover Letter to Supplement No. 1.

(b)	Not applicable.

(d)	(1)	The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000 filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to Schedule TO filed with the Commission on April 30, 2003.

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